EXHIBIT 99.1

Eason Technology Limited Received NYSE American Non-Compliance Letter

Hong Kong, China October 20, 2025 /PRNewswire/ -- Eason Technology Limited (“Eason Technology” or the “Company”) (NYSE: DXF) today announced that it received a notice from NYSE Regulation indicating that the Company is not in compliance with the continued listing standards of NYSE American LLC (“NYSE American” or the “Exchange”) on October 14, 2025. The Company is below compliance with Section 1003(a)(ii) of the NYSE American Company Guide (the “Company Guide”) since it reported stockholders’ equity of RMB 28 million (approximately USD$3.8 million based on an exchange rate of RMB 7.2993 to US$1.00) as of December 31, 2024, and losses from continuing operations and/or net losses in three of its four most recent fiscal years ended December 31, 2024 (the “Deficiency”). The Company is also not currently eligible for any exemption in Section 1003(a) of the Company Guide from the stockholders’ equity requirements.

The Company is now subject to the procedures and requirements set forth in Section 1009 of the Company Guide. In connection with its Deficiency, the Company must submit a plan by November 13, 2025 (“Plan Due Date”), advising of actions it has taken or will take to regain compliance with the continued listing standards by April 14, 2027 (“Compliance Deadline”).

If the Company does not submit a compliance plan or if the plan is not accepted, delisting proceedings will commence. Furthermore, if the plan is accepted but the Company is not in compliance with the continued listing standards by the Compliance Deadline, or if the Company does not make progress consistent with the plan during the plan period, Exchange staff will initiate delisting proceedings as appropriate. The Company may appeal a staff delisting determination in accordance with Section 1010 and Part 12 of the Company Guide.

This delinquency notice has no immediate impact on the listing of the Company’s ADSs, which will continue to be listed and traded on the NYSE American during the cure period subject to continued compliance with the other listing requirements of the NYSE American.

About Eason Technology Limited

Eason Technology Limited is a company engaged in real estate operation management and investment and digital technology security business in Hong Kong, China. The Company was formerly a licensed microfinance lender serving individuals and SMEs in Hubei Province, China, but has suspended offering loans to its customers since 2020.

Safe Harbor Statement

Certain statements made in this release are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company's control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company's filings with the Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.